FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

May 12th, 2006

Commission File Number [            ]

Telefónica Móviles, S.A

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒        Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐        No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐        No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐        No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Relevent Fact

RELEVANT FACT

TELEFÓNICA MÓVILES, S.A.

In Madrid, May 12, 2006

In compliance with article 82 of Law 24/1988, July 28, of the Securities Market Law and related provisions, and in order to make public a Relevant Fact, we hereby inform you that the Board of Directors of TELEFÓNICA MÓVILES, S.A. in its meeting held today through the written procedure, has agreed to call a General Shareholders Ordinary Meeting to be held at Madrid, on June 20, 2006 on first call, and in the event that it cannot be held on first notice, to be held on June 21, 2006, on second call.

The Agenda of the mentioned Meeting approved by the Board of Directors is the following:

AGENDA

I.	Review and approval, if pertinent, of the Financial Statements and of the Management Report of both “Telefónica Móviles, S.A.” and its Consolidated Group of Companies as well as approval of the proposal for allocation of the results of “Telefónica Móviles, S.A.” and approval of the management of its Board of Directors, all pertaining to Fiscal Year 2005.

II.	Shareholder’s remuneration: dividend payment against profits for year 2005 and distributable reserves.

III.	Re-election, confirmation and appointment, if pertinent, of Directors.

III.(i) Re-election of Mr.Antonio Viana Baptista

III (ii) Re-election of Mr. Luis Lada Díaz

III (iii) Re-election of Mr. Maximino Carpio García

III (iv) Re-election of Mr. Antonio Massanell Lavilla

III (v) Re-election of Mr. Lars M. Berg

III (vi) Re-election of Mr. Alfonso Merry del Val Gracie.

III (vii) Re-election of Mr. Miguel Canalejo Larrainzar

III (viii) Re-election of Mr.Victor Goyenechea Fuentes

IIII (ix) Ratification and re-election of Mr. Enrique Corominas Vila

IV.	Authorization for the acquisition of its own shares, directly or through a Company in the Group.

V.	Extraordinary shareholders remuneration; dividend payment against the issue premium reserve and other distributable reserves as well an interim dividend against the results obtained during 2006, said payments subject to the approval by the General Shareholders Meeting of both Telefónica Móviles, S.A. and Telefónica, S.A. of their merger.

VI.	Examination and approval, if applicable, of the Merger Plan of Telefónica, S.A. and Telefónica Móviles, S.A. and approval, as Merger Balance Sheet, of Telefónica Móviles, S.A.’s Balance Sheet closed on December 31st, 2005;. Approval of merger between Telefónica, S.A. and Telefónica Móviles, S.A. by means of the absorption of the latter by the former, with the extinction of Telefónica Móviles, S.A. and the en bloc transfer of all of its assets and liabilities to Telefónica, S.A., with the provision that the exchange shall be satisfied through the delivery of treasury shares of Telefónica S.A., all in accordance with the provisions of the Merger Plan. Application of the special tax regime set forth in Chapter VIII of Title VII of the Restated Text of the Corporate Income Tax Law in connection with the merger. Establishment of procedures to facilitate the exchange of shares. Delegation of powers.

VII.	Consent and approval, if required, of the resolutions to be decided upon by the General Ordinary Shareholders Meeting of Telefónica, S.A. under items III and VI of its Agenda concerning; (a) appointment of directors; and (b) authorization to the Board of Directors to increase the share capital subject to the terms and conditions of article 153.1.(b) of the Spanish Corporate Act, delegating the faculties to exclude the preemptive rights in accordance with provision 159,2 of the Spanish Corporation Act.

VIII.	Delegation of faculties to formalize, interpret, correct and execute the resolutions adopted by the General Shareholders Meeting.

It is hereby place on record that it is foreseen the publication of the announcement of the calling of the meeting in the Spanish Commercial Registry Bulletin and, in at least one newspaper in Madrid, on May 16, 2006. As from the publication of the announcement of the calling, the shareholders, debenture holders and holders of special rights other than shares as well as employee representatives will have the right to examine at the Company’s registered office the pertinent documentation The aforementioned documentation will be accessible throughout the Company web site: (www.telefónicamoviles.es). The complete text of the announcement of the calling is hereby attached as an annex.

And in order for it to be registered for the relevant purposes, I submit the following information on the date and in the place mentioned above.

Antonio Hornedo Muguiro

Vicesecretary of the Board of Directors and

General Counsel

TELEFÓNICA MÓVILES, S.A.

TELEFÓNICA MÓVILES, S.A.

ORDINARY GENERAL SHAREHOLDERS MEETING

In accordance with the resolution of the Board of Directors of “Telefónica Móviles, S.A.,” the shareholders are called to an Ordinary General Shareholders Meeting that will be held at Madrid, at the premises of IFEMA (Feria de Madrid), Campo de las Naciones, Parque Ferial Juan Carlos I, Pabellón on June, 20, 2006 at 13.00 P.M on first call, and in the event that, for not having being met the required attendance quorum, it cannot be held on first notice, on June, 21, 2006, at 13.00 P.M., on the same place, on second call, for the purpose of deliberating upon and resolving the matters included in the following

AGENDA

I.	Review and approval, if pertinent, of the Financial Statements and of the Management Report of both “Telefónica Móviles, S.A.” and its Consolidated Group of Companies as well as approval of the proposal for allocation of the results of “Telefónica Móviles, S.A.” and approval of the management of its Board of Directors, all pertaining to Fiscal Year 2005.

II.	Shareholder’s remuneration: dividend payment against profits for year 2005 and distributable reserves.

III.	Re-election, confirmation and appointment, if pertinent, of Directors.

III.(i) Re-election of Mr.Antonio Viana Baptista

III (ii) Re-election of Mr. Luis Lada Díaz

III (iii) Re-election of Mr. Maximino Carpio García

III (iv) Re-election of Mr. Antonio Massanell Lavilla

III (v) Re-election of Mr. Lars M. Berg

III (vi) Re-election of Mr. Alfonso Merry del Val Gracie.

III (vii) Re-election of Mr. Miguel Canalejo Larrainzar

III (viii) Re-election of Mr.Victor Goyenechea Fuentes

IIII (ix) Ratification and re-election of Mr. Enrique Corominas Vila

IV.	Authorization for the acquisition of its own shares, directly or through a Company in the Group.

V.	Extraordinary shareholders remuneration; dividend payment against the issue premium reserve and other distributable reserves as well an interim dividend against the results obtained during 2006, said payments subject to the approval by the General Shareholders Meeting of both Telefónica Móviles, S.A. and Telefónica, S.A. of their merger.

VI.	Examination and approval, if applicable, of the Merger Plan of Telefónica, S.A. and Telefónica Móviles, S.A. and approval, as Merger Balance Sheet, of Telefónica Móviles, S.A.’s Balance Sheet closed on December 31st, 2005;. Approval of merger between Telefónica, S.A. and Telefónica Móviles, S.A. by means of the absorption of the latter by the former, with the extinction of Telefónica Móviles, S.A. and the en bloc transfer of all of its assets and liabilities to Telefónica, S.A., with the provision that the exchange shall be satisfied through the delivery of treasury shares of Telefónica S.A., all in accordance with the provisions of the Merger Plan. Application of the special tax regime set forth in Chapter VIII of Title VII of the Restated Text of the Corporate Income Tax Law in connection with the merger. Establishment of procedures to facilitate the exchange of shares. Delegation of powers.

VII.	Consent and approval, if required, of the resolutions to be decided upon by the General Ordinary Shareholders Meeting of Telefónica, S.A. under items III and VI of its Agenda concerning; (a) appointment of directors; and (b) authorization to the Board of Directors to increase the share capital subject to the terms and conditions of article 153.1.(b) of the Spanish Corporate Act, delegating the faculties to exclude the preemptive rights in accordance with provision 159,2 of the Spanish Corporation Act.

VIII.	Delegation of faculties to formalize, interpret, correct and execute the resolutions adopted by the General Shareholders Meeting.

SUPPLEMENT TO THE CALL TO GENERAL SHAREHOLDERS’ MEETING

Pursuant to the provisions of Section 97.3 of the Spanish Corporations Law, shareholders representing at least five percent of the share capital may request the publication of a supplement to this call to the General Shareholders’ Meeting, including one or more items in the Agenda. This right must be exercised by means of verifiable notice (which will include the corresponding documents evidencing shareholder status) that must be received at the Company’s registered office (Goya, 24, 6th floor, 28001, Madrid), to the attention of the General Counsel of the Board of Directors, within five days of the publication of this call to Meeting.

NOTARY’S INTERVENTION AT THE MEETING

The Board of Directors has decided to request the presence of a Notary to draw up the minutes of the Meeting, pursuant to the provisions of Article 114 of the Corporations Act with regard to Articles 101 and 103 of the Mercantile Registry Regulations.

RIGHT TO INFORMATION

In accordance with applicable legislation, and in particular, provisions of articles 144 and 212 of the Spanish Corporation Act, it is hereby stated, that, as from the publication of the announcement of the calling, the shareholders have the right to examine and obtain at the Company’s registered office or to request the Company to send them, immediately and free of charge request the following documents:

•	The Individual Financial Statements of “Telefónica Móviles, S.A.” and the Consolidated Financial Statements of the Group of Companies of which “Telefónica Móviles, S.A.” is the controlling corporation, and the proposal of allocations of results of “Telefónica Móviles, S.A.” all pertaining to Fiscal year 2005.

•	The Management Report of “Telefónica Móviles, S.A.” and Consolidated Management Report of the Group of Companies of which “Telefónica Móviles, S.A.” is the controlling corporation, all pertaining to Fiscal year 2005.

•	The Verification Reports of the Financial Statements of “Telefónica Móviles, S.A.” and of the Consolidated Financial Statements of its Group, pertaining to said Fiscal year, issued by the Accounts Auditor, “Ernst & Young, S.L.”

•	The complete wording of the proposals of resolutions on the Agenda drafted by the Board of Directors for deliberations and, if pertinent, approval by the General Shareholders Meeting, as well as the mandatory reports if applicable.

•	The Annual Corporate Governance Report, pertaining to Fiscal year 2005, approved by the Board of Directors of “Telefónica Móviles, S.A.” on May 12, 2006.

•	Accounts statement of Telefónica Móviles, S.A, as of March 28, 2006, drafted by the Board of Directors pursuant to provision 216.a) of the Spanish Corporation Act, regarding the proposal for the distribution of interim dividends against profits of fiscal year 2006.

•	With regard to item VII of the Agenda, the complete wording of the proposals of resolutions relating to items III and VI of the Agenda of the General Ordinary Shareholders Meeting of Telefónica, S.A. drafted by the Board of Directors of said company for its submittal for deliberations and, if pertinent, approval by the mentioned General Ordinary Shareholders Meeting of Telefónica, S.A. as well as the mandatory reports, if applicable.

Likewise, in relation to point VI on the Agenda, and in accordance with the provisions of article 238 and related provisions of the Spanish Corporations Act, it is placed on record that the shareholders, debenture holders and holders of special rights other than shares have the right to examine and obtain at the Company’s registered office or to request the Company to send them, immediately and free of charge, the full text of the following documents:

•	The Merger Plan.

•	The report of the Independent Expert on the Merger Plan.

•	The reports of the Directors of each of the companies taking part in the merger on the Merger Plan.

•	The Annual Accounts and Management Reports for the last three years for each of the companies taking part in the merger, with the corresponding Auditors’ reports.

•	The Merger Balance Sheet for each of the companies taking part in the merger, accompanied by the verification report issued by the Auditor (in both cases this Balance Sheet is the Balance Sheet for the year ended December 31st, 2005, to be approved by their respective Annual General Shareholders’ Meetings).

•	The current Bylaws of each of the companies taking part in the merger. It is not provided for any modification of Telefónica, S.A.’s Bylaws.

•	The list of first names, surnames, ages, nationalities and addresses of the Directors of each of the companies taking part in the merger, the date on which they took office and, where appropriate, the same information in relation to the people who are going to be proposed as Directors as a result of the merger.

The same documents will be available to the employee representatives for examination in the Company’s registered office.

The aforementioned documents are accessible throughout the Company web site (www.telefonicamoviles.com).

In accordance with article 112.1 of the Corporations Act, until the seventh day prior to that foreseen for holding the General Shareholders Meeting, shareholders may request filling in the form included to this end in the company web page or addressing to the postal address of the company (Goya, nº 24, street, 6th floor, Madrid, Spain, Att. General Counsel), the informations and clarifications deemed appropriate, or make the answer deemed pertinent with regard to the issues concerning the Agenda, or concerning the information accessible to the public furnished by “Telefónica Móviles, S.A with the National Stock Exchange Commission from May 6, 2005, date of the last General Meeting.

Statements Regarding the Merger Plan

In compliance with the provisions of Section 240.2 of the Business Corporations Law, below is the minimum information legally required regarding the Merger Plan.

1.	Identification of the Entities Participating in the Merger.

1.1	Telefónica, S.A. (Acquiring Company).

Telefónica, S.A.: domiciled in Madrid, calle Gran Vía 28, incorporated for an indefinite period of time under a notarial instrument executed before the Madrid Notary Mr. Alejandro Roselló Pastor on April 19, 1924 and registered under number 141 of his book of notarial records.

Telefónica, S.A. is registered with the Commercial Registry of Madrid in Volume 12.534, Folio 21, Section 8, Page M-6164.

The Tax ID Code of Telefónica, S.A. is A-28015865.

1.2	Telefónica Móviles, S.A. (Acquired Company).

Telefónica Móviles, S.A.: domiciled in Madrid, calle Goya 24, incorporated for an indefinite period of time under a notarial instrument executed before the Madrid Notary Mr. José Antonio Escartín on February 14, 2000 and registered under number 582 of his book of notarial records.

Telefónica Móviles, S.A. is registered with the Commercial Registry of Madrid in Volume 14.837, Folio 155, Section 8, Page M-246786.

The Tax ID Code of Telefónica Móviles, S.A. is A-82573759.

2.	Merger Exchange Ratio.

The exchange ratio for the shares of the entities participating in the merger, which has been determined on the basis of the actual value of the assets of Telefónica, S.A. and Telefónica Móviles, S.A., will be as follows, without any additional cash compensation:

Four (4) shares of Telefónica, S.A., each having a par value of one (€1) Euro, for every five (5) shares of Telefónica Móviles, S.A., each having a par value of fifty (€0,50) Euro cents.

In determining the exchange ratio, account has been taken of the dividends that both companies plan to distribute and to which reference is made in section 8 of the Merger Plan and in section 5 of this call to Meeting.

3.	Share Exchange Procedure.

The procedure for exchanging the shares of Telefónica Móviles, S.A. for shares of Telefónica, S.A. will be as follows:

(a)	Once the merger is approved by the shareholders at the General Shareholders’ Meetings of both companies, the documents equivalent to those mentioned in Sections 26.1 d), 40.1 d) and related provisions of Royal Decree 1310/2005 of November 4 are filed with the National Securities Market Commission [Comisión Nacional del Mercado de Valores] (hereinafter, the “CNMV”) and the merger deed is registered with the Commercial Registry of Madrid, the exchange of shares of Telefónica Móviles, S.A. for shares of Telefónica, S.A. will proceed.

(b)	The exchange will commence on the date specified in the notices to be published in one of the more widely circulated newspapers in Madrid, in the Listing Bulletins of the Spanish Stock Exchanges and, if applicable, in the Official Bulletin of the Commercial Registry. For such purpose, a financial institution will be appointed to act as Agent and will be named in the above-mentioned notices.

(c)	The exchange of the shares of Telefónica Móviles, S.A. for shares of Telefónica, S.A. will be made through the entities participating in the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A. [Securities Registration, Clearing and Liquidation Systems Management Company] (Iberclear) that are depositaries thereof, in accordance with the procedures established for the book-entry system, pursuant to the provisions of Royal Decree 116/1992 of February 14 and applying such provisions of Section 59 of the Spanish Corporations Law as may be applicable.

(d)	Shareholders holding shares that represent a fraction of the number of shares of Telefónica Móviles, S.A. designated as the exchange ratio may purchase or transfer shares in order to exchange them in accordance with such exchange ratio. Notwithstanding the foregoing, the companies participating in the merger may implement mechanisms designed to make such exchange easier for shareholders of Telefónica Móviles, S.A. who hold a number of shares that, according to the agreed exchange ratio, does not entitle them to receive a whole number of shares of Telefónica, S.A., including the appointment of an Odd-Lot Agent.

(e)	As a result of the merger, the shares of Telefónica Móviles, S.A. will be cancelled.

Pursuant to the mandatory provisions of Section 249 of the Spanish Corporations Law and related provisions, the shares of Telefónica Móviles, S.A. which are held as treasury shares or are in possession of Telefónica, S.A. will not be exchanged for shares of Telefónica, S.A.

4.	Date as from which the Shares Delivered in Exchange Carry the Right to Participate in the Profits of the Company and Specific Characteristics of such Right.

January 1st, 2006 is the date as from which the shares delivered in the exchange will entitled its holders to the right to participate in the company’s profits. Therefore, Telefónica shares already exiting, of the same class and series of the remaining outstanding shares of Telefónica, that will be used in the exchange will entitled its holders, as from the date of their delivery, to the right to participate in the company’s profits as from January 1st, 2006, in the same conditions than the remaining outstanding shares of Telefónica.

In distributions made after the merger deed is registered with the Commercial Registry, all the shares of Telefónica, S.A., including those delivered in order to carry out the exchange, will participate with the same rights in proportion to the par value of each share.

It is stated for the record that, in accordance with the provisions of the Merger Plan, Telefónica, S.A. has made or, as the case may be, plans to make the following dividend distributions:

(i)	Payment of a gross interim dividend of 0.25 Euro per share, based on the profits for the fiscal year ended December 31, 2005, which was paid on May 12, 2006. Such dividend does not benefit shareholders of Telefónica Móviles, S.A. who become shareholders of Telefónica, S.A. as a result of the merger.

(ii)	The Board of Directors of Telefónica, S.A. intends to distribute, during fiscal year 2006, an additional gross dividend of 0.25 Euro per share, to which end the required corporate resolutions will be adopted. In any event, such dividend will be paid after the merger is registered with the Commercial Registry of Madrid. Such dividend will benefit both the shareholders of Telefónica, S.A. and the shareholders of Telefónica Móviles, S.A. who become shareholders of Telefónica, S.A. as a result of the merger.

For its part, in accordance with the provisions of the Merger Plan, Telefónica Móviles, S.A. plans to make the following dividend distributions:

(i)	Previously-announced dividend:

Payment of a gross dividend of 0.205 Euro per share to be charged against profits for fiscal year 2005 and to distributable reserves, following approval by its shareholders at the Annual General Shareholders’ Meeting. It is expected that this dividend will be paid on July 21, 2006 and, in any event, prior to the registration of the merger of Telefónica, S.A. and Telefónica Móviles, S.A. with the Commercial Registry; it will only benefit the shareholders of Telefónica Móviles, S.A.

(ii)	Dividends proposed by the Board of Directors of Telefónica Móviles, S.A. for approval by the shareholders acting at the General Shareholders’ Meeting:

•	Payment of a gross dividend of 0.085 Euro per share to be charged to the issue premium reserve and other distributable reserves, following approval by its shareholders at the Annual General Shareholders’ Meeting.

•	Payment of a gross interim dividend of 0.35 Euro per share to be charged to the profits posted between January 1 and March 28, 2006, following approval by its shareholders at the Annual General Shareholders’ Meeting.

Payment of the dividends to which the two aforementioned proposals refer (in the aggregate gross amount of 0.435 Euro per share of Telefónica Móviles, S.A.) will be made on July 21, 2006, so long as the merger is approved by the shareholders acting at the General Shareholders’ Meetings of Telefónica, S.A. and Telefónica Móviles, S.A. Therefore, this distribution will only benefit the shareholders of Telefónica Móviles, S.A.

5.	Date of Accounting Effects of the Merger.

January 1, 2006 is set as the date as from which all transactions of Telefónica Móviles, S.A. will, for accounting purposes, deemed to have been made on behalf of Telefónica, S.A.

6.	Special Rights.

There are no special shares or special rights in Telefónica Móviles, S.A. other than the shares. However, it is noted for the record that, as set forth in sections 5 and 10 of the Merger Plan, the stock option plan of Telefónica Móviles, S.A. (the MOS Plan) expired on January 3, 2006 and is currently in liquidation, which will be concluded prior to the registration of the merger. Notwithstanding the foregoing, Telefónica, S.A. will succeed Telefónica Móviles, S.A. as the entity responsible for any possible pending liability stemming from the above-mentioned liquidation.

The shares of Telefónica, S.A. that are delivered to the shareholders of Telefónica Móviles, S.A. by virtue of the merger will not grant any special rights to the holders thereof.

7.	Benefits Accorded to the Directors and to the Independent Expert.

No benefits of any kind will be accorded to the Directors of either of the entities participating in the merger or to the Independent Expert that has participated in the merger process.

RIGHT OF ATTENDANCE AND REPRESENTATION.

The General Meeting may be attended by shareholders who own at least 25 shares registered in their name on the relevant registry of book entry, five days in advance of the date of holding same, as long as this is accredited by the relevant attendance card or nominative certificate issued by any of the entities participating in the body that manages that accounting registry or in any other way admitted by the laws in force.

All shareholders entitled to attend the General Meeting may be represented at it by another person, although not a shareholder. The representation must be granted either under the formula of delegation printed on the attendance card, or in any other legally admitted manner. The documents recording the delegations for the General Meeting shall show instructions concerning the sense of the vote, it being understood that, if no express instructions are given, the representative shall vote in favour of the proposals of resolutions presented by the Board of Directors on the matters included in the agenda, and in the sense he deems appropriate with regard to the issued that, not being recorded in the Agenda and thus being ignored at the time of the delegation, could be submitted for approval by the General Shareholders Meeting. If the delegation fail to indicate the person in which the shareholder delegated his representation, this will be considered to have been granted in favour of the Chairman of the Board of Directors or whom, if pertinent, acts, in his substitution, as Chairman of the meeting.

Shareholders who do not own the minimum number of shares required to attend may, in writing delegate their representation upon a shareholder with the right to attend the Meeting, as well as form groups with other shareholders in the same situation, until they gather the necessary shares, granting their representation to one of them.

HOLDING OF THE GENERAL SHAREHOLDERS MEETING ON FIRST CALL

Be advised that the General Meeting is expected to be held on first call, that is, on June 20, at the place and time indicated above. Otherwise it will be publicly announced.

FOR ANY ADDITIONAL INFORMATION THEY MAY REQUIRE, THE SHAREHOLDERS MAY CONTACT THE TELEFÓNICA MÓVILES, S.A. SHAREHOLDER SERVICE DEPARTMENT, CALLING THE NUMBER 00 34 900 175 176 FROM 9 A.M. TO 7 P.M., MONDAY THROUGH FRIDAY (Spanish Time) EXCEPT NATIONAL HOLIDAYS.

Madrid, May 12, 2006

Mr. José María Mas Millet

The Secretary of the Board of Directors of Telefónica Móviles, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: May 12, 2006	By:	/s/ Antonio Hornedo Muguiro
	Name:	Antonio Hornedo Muguiro
	Title:	General Counsel